AMENDMENT NO 4.

TO THE

AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP

THIS AMENDMENT NO 4. (the “Amendment”) to the Amended and Restated Agreement of Limited Partnership of American Real Estate Holdings Limited Partnership (the “Partnership”) dated as of May 21, 1987 (the “Partnership Agreement”) is made and entered into as of September 17, 2007. Capitalized terms used in this Amendment that are not otherwise herein defined are used as defined in the Partnership Agreement.

WHEREAS, the Board of Directors of the General Partner met and approved the name change of the Partnership to Icahn Enterprises Holdings L.P. on August 8, 2007;

WHEREAS, Section 12.01(a) of the Partnership Agreement provides that the General Partner may, without consent or approval at any time of any Limited Partner, amend any provision of the Partnership Agreement to reflect a change in the name of the Partnership; and

WHEREAS, Section 12.01(f)(i) of the Partnership Agreement provides that the General Partner may, without consent or approval at any time of any Limited Partner, amend any provision of the Partnership Agreement to reflect a change that is of an inconsequential nature and does not adversely affect the Record Holders in any material respect.

NOW THEREFORE, in consideration of the mutual covenants and agreements of the parties herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Amendments. (a) Section 2.02 of the Partnership Agreement is hereby amended and restated in its entirety as follows:

“2.02 Name of Partnership. The name under which the Partnership shall conduct its business is Icahn Enterprises Holdings L.P. Any references in this Agreement to ‘American Real Estate Holdings Limited Partnership’ shall be deemed to be to ‘Icahn Enterprises Holdings L.P.’ The business of the Partnership may be conducted under any other name deemed necessary or desirable by the General Partner, in its sole and absolute discretion. The General Partner promptly shall execute, file, and record any assumed or fictitious name certificates or other statements or certificates as are required by the laws of Delaware or any other state in which the Partnership transacts business. The General Partner, in its sole and absolute discretion, may change the name of the Partnership at any time and from time to time.”

(b) The definition of General Partner in Article I of the Partnership agreement is hereby amended and restated in its entirety to read as follows:

“General Partner: Icahn Enterprises G.P. Inc., a Delaware corporation, or any successor appointed pursuant to Sections 9.03, 10.01 or 10.02 hereof, as the case may be. Any references in this Agreement to ‘American Property Investors, Inc.’ or ‘API’ shall be deemed to be to ‘Icahn Enterprises G.P. Inc.’ or ‘IEGP’, as appropriate.”

2.  Agreement.  Except as amended pursuant to this Amendment, the Partnership Agreement is ratified, adopted, approved and confirmed in all respects and remains in full force and effect.

3. Governing Law. Notwithstanding the place where this Amendment may be executed, all of the terms and provisions hereof shall be construed and governed by the substantive laws of the State of Delaware, without regard to the principles of conflict of laws.

4. This Amendment No. 4 shall become effective as of the date hereof upon execution by the General Partner.

IN WITNESS WHEREOF, the General Partner has executed this Amendment as of the date first written above.

GENERAL PARTNER Icahn Enterprises G.P. Inc.

By:	/s/ Andrew R. Skobe
Name: Andrew R. Skobe Title: Interim Chief Financial Officer